Exhibit 99.1

China Lending’s Common Shares to Be Quoted on the OTC Pink Open Market Following

BEIJING, URUMQI, China and HANGZHOU, China, Sept. 6, 2019 /PRNewswire/ -- China Lending Corporation (“China Lending” or the “Company”) (NASDAQ: CLDC) today was notified by The Nasdaq Stock Market (“Nasdaq”) that the Nasdaq Hearings Panel denied the Company’s recent appeal and determined to delist the Company’s common shares from Nasdaq. The decision to delist the Company’s common shares was reached as a result of the Company’s inability to regain compliance with the continued listing requirement of a minimum of $2.5 million in stockholders’ equity, as set forth in Nasdaq Listing Rule 5550(b)(1). Accordingly, it is expected that the trading of the Company’s common shares on Nasdaq will cease at the opening of business on September 6, 2019. Subsequently, Nasdaq will file a Form 25-NSE with the Securities and Exchange Commission to effect the removal of the Company’s securities from listing and registration on the Nasdaq Capital Market.

The Company anticipates that its securities will be quoted on the OTC Pink Open Market (the “Pink Sheets”), a centralized electronic quotation service for over-the-counter securities, following the Nasdaq delisting; the trading symbol for the Company’s securities will remain unchanged. Such quotation will continue so long as market makers demonstrate an interest in trading in the Company’s common shares; however, the Company can give no assurance that trading in its common shares will continue on the Pink Sheets or any other securities exchange or quotation medium. Further, trading of the Company’s common shares on the Pink Sheets may be restricted depending on the jurisdiction in which potential purchasers or sellers of shares reside.

The Company will remain a reporting company under the Securities Exchange Act of 1934 and continue to be subject to the public reporting requirements of the Securities and Exchange Commission.

About China Lending Corporation

Founded in 2009, China Lending is a non-bank financial corporation and provides comprehensive financial services to micro, small and medium sized enterprises, and individuals. China Lending has headquarters in Urumqi, the capital of Xinjiang Autonomous Region, and Hangzhou, the capital of Zhejiang province. For more information, please visit: www.chinalending.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: wuxiaoqing@chinalending.com

Phone: +86-991-316-9617

Investor Relations:

Jack Wang

ICR Inc.

Email: ICR-TMT@icrinc.com

Phone: +1 646-224-6936